Exhibit. 99.2

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT GOLD CORP.

Suite 680-789 West Pender Street

Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2

Date of Material Change

November 18, 2010

Item 3

News Release

The news release was disseminated on November 18, 2010 by Marketwire.

Item 4

Summary of Material Change

Pediment announces results of additional 28 drill holes at the San Antonio Gold Project in Baja Sur, Mexico.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

Pediment Gold Corp. announces the results of additional 28 drill holes at the San Antonio Gold Project in Baja Sur, Mexico.

The current drill map for this program can be found on the Company’s website.

MAIN ZONE DRILL RESULTS

Drill hole	Section (Northing)	From (m)	To (m)	Length (m)	Au_g/t
10PLDD-66	2,639,680	30.8	58.0	27.2	1.05
and		77.0	89.0	12.0	0.59

10PLRC-278	2,639,670	61.6	67.7	6.1	0.33
and	2,639,670	87.5	96.6	9.1	1.26

10PLRC-277	2,639,650	86.0	98.1	12.2	0.33

and	2,639,650	128.6	130.1	1.5	2.29

10PLDD-65	2,639,625	46.0	54.0	8.0	0.84
and	2,639,625	70.0	76.0	6.0	0.93

10PLRC-255	2,639,620	40.2	75.3	35.1	1.27
and	2,639,620	84.4	89.0	4.6	1.43

10PLRC-270	2,639,575	72.2	76.8	4.6	0.25
and	2,639,575	93.6	118.0	24.4	0.91
and	2,639,575	142.3	153.0	10.7	1.48
and	2,639,575	165.2	178.9	13.7	0.36
and	2,639,575	189.6	223.1	33.5	1.58
and	2,639,575	242.9	246.0	3.0	1.08

10PLRC-250	2,639,570	50.9	63.1	12.2	0.39

10PLRC-275	2,639,570	44.8	60.0	15.2	0.27
10PLRC-264	2,639,525	8.2	40.2	32.0	0.58
and	2,639,525	49.4	55.5	6.1	0.22
and	2,639,525	61.6	95.1	33.5	0.67
and	2,639,525	107.3	113.4	6.1	0.82

10PLRC-265	2,639,525	43.3	70.7	27.4	1.92
and	2,639,525	92.0	95.1	3.0	0.30

10PLRC-274	2,639,525	38.7	49.4	10.7	0.44

10PLRC-258	2,639,520	15.8	23.5	7.6	0.67
and	2,639,520	82.9	148.4	65.5	1.11

10PLRC-273	2,639,500	134.7	139.3	4.6	0.37

10PLRC-236					NSM

10PLRC-253	2,639,470	130.1	142.3	12.2	0.64
and	2,639,470	159.1	215.5	56.4	1.10

10PLRC-254	2,639,445	119.5	125.6	6.1	3.23
and	2,639,445	131.7	191.1	59.4	0.96
and	2,639,445	214.0	217.0	3.0	0.42

10PLRC-256	2,639,445	296.3	314.6	18.3	0.39

10PLRC-241	2,639,400	15.8	26.5	10.7	0.83
and	2,639,400	40.2	49.4	9.1	0.34
and	2,639,400	76.8	108.8	32.0	0.92
and	2,639,400	119.5	125.6	6.1	0.52
and	2,639,400	139.3	157.6	18.3	0.86

10PLRC-261	2,639,395	118.0	171.3	53.3	0.94
and	2,639,395	194.2	198.7	4.6	0.52

Within the Los Planes/Main Zone area, of where the known mineral resources exists, the following drill hole results signify either an expansion and/or reclassification of the existing resource.

INTERMEDIATE ZONE DRILL RESULTS

10PLDD-59	2,639,240	43.0	49.0	6.0	0.51
and	2,639,240	54.5	94.0	39.5	1.18
and	2,639,240	100.0	113.5	13.5	0.44

10PLDD-58	2,639,150	25.0	34.0	9.0	0.18
and	2,639,150	113.5	153.4	39.9	2.37

10PLDD-60	2,639,150	23.2	40.5	17.3	0.49
and	2,639,150	56.1	73.0	16.9	0.60

10PLDD-57	2,639,100	66.5	77.0	10.5	0.37
and	2,639,100	90.5	128.2	37.7	0.71
and	2,639,100	138.2	142.2	4.0	0.30

10PLRC-225	2,639,050	12.8	15.8	3.0	2.52
and	2,639,050	101.2	102.7	1.5	0.31
and	2,639,050	150.0	153.0	3.0	0.28
and	2,639,050	162.2	169.8	7.6	0.63
and	2,639,050	192.6	226.2	33.5	0.76

The completed drill holes within the Intermediate Zone continue to represent an expansion of the known mineral resource. No drilling within the intermediate zone was included in the resource calculation by AMEC in the Preliminary Assessment released in August (See news releases dated August 10, 2010 and August 11, 2010).

SOUTH ZONE DRILL RESULTS

10PLRC-284	2,638,550	69.2	102.7	33.5	1.00

10PLRC-279	2,638,350	50.9	76.8	25.9	0.68
and	2,638,350	101.2	105.8	4.6	0.90
and	2,638,350	140.8	146.9	6.1	0.37
and	2,638,350	154.5	157.6	3.0	0.60

10PLRC-280	2,638,390	73.8	111.9	38.1	0.77
and	2,638,390	143.9	148.4	4.6	0.26

10PLRC-281	2,638,445	46.3	49.4	3.0	1.51
and	2,638,445	89.0	133.2	44.2	0.73
and	2,638,445	204.8	210.9	6.1	0.19

Drill results obtained from the Las Colinas South Zone area indicate an extension of the existing resource in that area.

Drilling has been continuing with one core drill and one RC drill, each with two shifts per day to complete 50 meter grid drilling of the Intermediate zone and Colinas zone, and infill drilling to extend parts of the Planes zone at 25 meter spacing.  Geotechnical core holes and metallurgical larger diameter core holes have also been completed in the three zones. Limited condemnation drilling is planned in the near future following completion of this program.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mel Herdrick, VP Exploration and Qualified Person under the guidelines of NI 43-101, has read and approved this release.  All summarized intervals reported in this news release were calculated using a 0.20 g/t Au cut-off grade. Intervals contain no more than three low-grade to barren samples between mineralized samples containing over 0.20 g/t Au. High grades were not capped. Pediment Gold Corp. has a Quality Assurance/Quality Control program that includes insertion and verification of standards, blanks and duplicates. All samples here reported have passed QA/QC satisfactorily. Samples from the San Antonio Project are shipped to the preparation laboratory of ALS Chemex in

Hermosillo, Sonora. The prep lab then sends the sample pulps to ALS Chemex’s laboratory in North Vancouver, where they are assayed for gold by fire assay with atomic absorption (Au AA-23 assay method code; 0.005 to 10ppm detection limit). Samples over 10 g/t Au are assayed with gravimetric finish (Assay code AU-GRA21). All samples are also assayed by ICP-MS (code ME-ICP41) for a suite of 35 elements.

Most drill-hole mineralized intercepts do not represent true widths. The mineralized zones referenced in this news release have a dip between -45 and -50 degrees to the west. Drill holes oriented with a 090 azimuth and -45 to -50 dip are closer to showing true width. Please visit the Company’s website to see a complete collar table for the San Antonio project.

Pediment Gold is focused on the San Antonio Gold Project where AMEC E&C Services, Inc. (“AMEC”) completed and delivered a positive preliminary assessment for the San Antonio Gold Project in August of 2010. The project demonstrates a robust financial return at a base case gold price of US$900 per ounce with a pretax net present value (NPV at 8%) of US$79 million and an internal rate of return (IRR) of 33%. Payback is calculated at 3.28 years from start up. The AMEC preliminary assessment suggests that the project could potentially produce an average of 82,500 ounces of gold per year and have an average cash cost of US$513 per ounce gold produced. Capital costs are estimated to be US$71.1million with a total sustaining capital for life-of-mine estimated at US$27.9 million. The project can be mined with a conventional truck and shovel fleet and processed via a proven heap leach technology. The mine has a mine life of nine years including a one year pre-strip period with the potential to increase the mine life with additional resources.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding drill results for the Company’s San Antonio project located in Baja California Sur, Mexico. Such statements include, without limitation, statements regarding the timing of future exploration and mine development activities by the Company, future anticipated exploration, mine development, and mineral production program results, the discovery and delineation of mineral deposits/resources/reserves, , potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, fluctuations in mineral prices, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects. Readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9

Date of Report

November 18, 2010